

July 3, 2014

Via Email
Robert R. Chai-Onn
Executive Vice President, General Counsel, and Chief Legal Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Québec
Canada, H7L 4A8

> **Re: Valeant Pharmaceuticals International, Inc.
> Registration Statement on Form S-4
> Filed June 18, 2014
> File No. 333-196856**
>
> **Schedule TO-T
> Filed June 18, 2014
> Filed by Valeant Pharmaceuticals, Inc., PS Fund 1, LLC and AGMS Inc.
> File No. 005-40724**
>
> **Preliminary Proxy Statement on Schedule PREM14A
> Filed June 24, 2014
> File No. 001-14956**

Dear Mr. Chai-Onn:

        We have reviewed your filings as indicated above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T filed June 18, 2014

1. Please revise the cover page to identify Pershing Square Capital Management, L.P. as a co-bidder in the tender offer. In this regard, we note that PS Fund 1 is a newly-formed entity incorporated for purposes of this acquisition transaction. To the extent that you add Pershing Square as a co-bidder, make appropriate changes in the disclosure in the Offer

to Purchase, in particular where you discuss the status of PS Fund 1 as a co-bidder, and to provide all of the information required by Schedule TO as to Pershing Square.

PREM14A filed June 24, 2014

2. Please revise your proxy statement to include the additional and revised disclosure requested by our comments on Form S-4 where such comments are applicable to the disclosure in your proxy statement.

Form S-4 filed June 18, 2014

General

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing or other filings that we have not cited as examples, please make the appropriate changes as appropriate.

4. We note that you have now commenced a tender offer for Allergan. Please provide your analysis as to why PS Fund 1, LLC's acquisition of Allergan's shares beginning in February 2014 did not violate Rule 14e-3.

Questions and Answers about the Offer, page 1

5. In this section, note what form of consideration Allergan shareholders will receive if they do not make an election when tendering. If the disclosure at the bottom on page 53 is intended to state that they will receive all shares if any other shareholder so elects, please make that clear.

What will I receive for my shares of Allergan common stock?, page 1

6. Please revise your disclosure to indicate when the sale of aggregate fractional sales and the subsequent distribution of net proceeds to entitled holders will occur relative to the distribution of shares of Valeant or cash consideration pursuant to your offer.

How does the offer relate to PS Fund 1's solicitation of proxies…?, page 3

7. Please revise your disclosure to clarify that the removal and replacement of six members of the current Allergan Board constitutes the majority of the nine member board.

What does it mean that PS Fund 1, a Pershing Square affiliate, is a co-bidder?, page 4

8. Revise to reflect the addition of Pershing Square as an additional bidder.

Does Valeant have the financial resources to complete the offer…?, page 5

9. Please revise your disclosure to quantify your cash on hand and the extent of borrowings you will receive via bank commitments to finance the exchange offer.

What percentage of Valeant's common shares will former holders of Allergan stock own after the offer?, page 5

10. Clarify here whether the 44% figure cited as the percentage of Valeant's common shares former Allergan shareholders will own if the offer is completed assumes that Valeant elects to require Pershing to acquire 15% of Valeant common shares in connection with the parties' agreement.

What is the market value of my shares of Allergan common stock as of a recent date?, page 7

11. Consider including a similar section providing a recent value for Valeant's common stock and pro rating it to reflect the value of the .83 share of Valeant common stock to be exchanged in the offer.

12. In this new section or where appropriate in the Question and Answer section, disclose how and when you will notify shareholders once the Cash Election Consideration and the Stock Election Consideration "fix" on the 10th business day before expiration.

Summary, page 10

13. Please balance your disclosure regarding the perceived benefits of the combination included in the summary with a brief discussion of the most significant risks relating to the offer, the second-step merger, and the combined company. This disclosure should be presented under a separate heading, such as, for example "Principal Risks Relating to the Offer, Second Step-Merger, and Combined Company."

Background of the Offer, page 37

14. We note that you and your representative engaged in a series of discussions and negotiations with Pershing Square and its representatives concerning the material terms and structure of your collaboration and your collective determination to pursue a combination with Allergan. You should describe in greater detail the nature and substance of the deliberations at such meetings, including what conclusions were reached. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your collaboration and the proposed transaction evolved during the course of discussions. For example, please describe the following:

- The potential transaction structure discussed on the February 6, 2014 phone call between Mr. Ackman and Mr. Pearson;

- How the material terms of the confidentiality agreement were modified during drafting and negotiations between the legal representatives of Valeant and Pershing Square on February 13, 2014, and February 20, 2014;

- How the material terms of the letter agreement were modified during drafting and negotiations from February 20, 2014 through February 25, 2014; and

- The aspects of your collaboration with Pershing Square and the potential acquisition of Allergan discussed in the meetings of Valeant's board on February 9, 2014, February 16, 2014, March 11, 2014, March 12, 2014 and April 7, 2014.

15. Please revise your disclosure to describe the material terms and obligations under the confidentiality agreement you entered into with Pershing Square on February 9, 2014. Please also file this agreement as an exhibit to the registration statement or provide your analysis as to why it is not required to be filed.

16. We note that Valeant and Pershing Square have entered into an agreement whereby Pershing may become the owner of a significant number of Valeant shares should the exchange offer be consummated. Did Valeant share material nonpublic information with Pershing Square? If so, has such information been disclosed in the Form S-4 or other offer materials? If not, please provide your analysis as to why disclosure is not required.

17. Please provide additional details about how and by whom PS Fund 1 was funded, aside from by Valeant, including the five Pershing Square Funds that contributed to PS Fund 1 and any arrangements or understandings with respect to such funding. See Item 5(b)(1)(viii) of Regulation 14A.

18. Please revise your disclosure to describe the material terms of the American-style call options and forward purchase contracts purchased and subsequently exercised by PS Fund 1.

19. Please revise your disclosure to identify the shareholders of Allergan that expressed support for a merger between Valeant and Allergan at the May 29, 2014 conference.

20. With respect to your disclosure concerning the filing of a Schedule 13D by Pershing Square and Valeant on April 21, 2014, please disclose the aggregate amount of shares purchased by PS Fund 1 and the total consideration paid for such shares.

Reasons for the Offer, page 49

21. Please revise you disclosure to provide a specific breakdown of how you believe you will achieve $2.7 billion in annual cost synergies following a combination with Allergan.

Please also explain why you believe you will be able to achieve 80% of such synergies within six months of a merger with Allergan.

22. Please revise your disclosure to discuss the specific market efficiencies that will be created by a combination with Allergan.

23. Please revise your disclosure to indicate the size of your three largest acquisitions to date and how such acquisitions compare in size to the value of your exchange offer for Allergan.

24. Please revise your disclosure to describe your specific strengths in emerging markets and how they will be applicable to the combined company.

25. Please explain what life cycle management programs encompass.

26. We note your statement that Allergan's track record on earlier stage programs has been "largely unproductive" over the past 16 years. Please revise your disclosure to explain what you mean by "largely unproductive" and provide the basis for your conclusion.

27. Please revise your disclosure to explain how you define the phrase "externally acquired" and how you reached the determination that 80% of Allergan's 2013 revenue was externally acquired.

28. Please identify Allergan's current reported tax rate.

Announcement of the Results of the Offer, page 60

29. Disclose when Valeant will announce the results of the offer including whether all conditions have been satisfied or waived and whether Valeant will accept tendered shares.

Anti-Takeover Devices, page 69

30. Clarify that all of the applicable impediments to the consummation of the offer that must be removed are enumerated here. Consider deleting the phrase "[i]n particular" at the beginning of the second sentence in this section to avoid the implication that other conditions exist but are no listed.

Other Conditions to the Offer, page 71

31. Refer to the phrase "and be of a nature that we determine makes it inadvisable for us to complete the offer" in the first sentence in this section. All offer conditions must be objective and outside the control of the bidder and described with reasonable specificity in the offer materials. While you may determine in your reasonable judgment whether an

even or non-occurrence "triggers" a listed offer condition, you may not reserve the right to make a secondary determination whether or not to "assert" that condition. If an event occurs that triggers a listed offer condition, you may assert the condition and terminate the offer, or waive the condition and proceed. Please revise your disclosure accordingly.

Certain Legal Matters – Article 15 of the Allergan Charter, page 75

32. Clarify the timing and scope of this condition and how it could be satisfied at this time, since a majority of Allergan's Independent Directors did not approve the "Business Combination" (as defined in Section 203(c)(3) of the DGCL) before Valeant became an Interested Stockholder within the meaning of Article 15 of the Allergan Charter. Similarly, a majority of Allergan's Independent Directors did not determine that Valeant was not an Interested Stockholders when it acquired over 5% of Allergan's shares. Do these facts mean that in order to consummate a second-step merger after the offer, such merger must be approved by a majority of the Allergan shares not owned by Valeant and Pershing?

33. See our last comment above. Please provide a similar explanation with respect to the scope of the condition relating to the consummation of a second-step merger under Section 251(h) of the DGCL. Explain how this condition could be satisfied under the facts here, given the provision of Article 15 of the Allergan Charter requiring the vote of a majority of disinterested shareholders.

Financing of the Offer; Source and Amount of Funds, page 78

34. Please discuss the circumstances in which you will elect to finance a portion of the consideration for the exchange offer via issuance of $400 million Valeant common shares at a discount to Pershing Square.

Unaudited Pro Forma Condensed Combined Financial Statements, page 82

35. On page 83 and in other parts of the filing, you state that the pro forma adjustments are preliminary and the differences between these preliminary estimates and the final acquisition accounting could be material. If the preliminary adjustments are expected to materially differ from the final acquisition accounting, please present additional pro forma presentations to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

36. Please tell us why you did not give effect to the proposed sale of the rights to Restylane, Perlane, Emervel, Sculptra, and Dysport for $1.4 billion in cash to Nestle S.A., since the sale is pursuant to an Asset Purchase Agreement dated May 24, 2014. Refer to Rule 11-01(a)(4) of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
2. Basis of Presentation
Adjustments made to Allergan's historical consolidated balance sheet as of March 31, 2014, page 91:

37. Please revise to disclose the amount of each adjustment to Allergan's historical consolidated balance sheet.

4 – Fair Value of Consideration to be Transferred in Connection with the Proposed Combination with Allergan, page 93

38. You state on page 94 and throughout the filing that you assume that all Allergan stockholders, other than Pershing Square, will receive the Standard Election Consideration for purposes of unaudited pro forma condensed combined financial statements. Please disclose the basis for this assumption and any consideration you may have given in providing additional pro forma presentations that give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

5- Assets to be Acquired and Liabilities to be Assumed in Connection with the Proposed Combination with Allergan, page 96

39. Please revise your disclosure in footnote (d) to highlight the uncertainties regarding the effect of amortization periods assigned to the intangible assets to be recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Nakada at (202) 551-3659 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Christina Chalk at (202) 551-3263 with any other questions. In this regard, please also feel free to contact me at (202) 551- 3715.

Sincerely,

/s/ *Daniel Greenspan for*

Assistant Director
Jeffrey Riedler

cc: Via E-mail
        Alison S. Ressler
        Sullivan & Cromwell LLP